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                                             Exhibit B1


NEES ENERGY, INC.
Statement of Income and Accumulated Deficit
For the Quarter ended September 30, 1996
(Unaudited, Subject to Adjustment)


INCOME

  Operating Revenue                                $       0
                                                    --------

EXPENSE

  Other Operating Expenses                           740,958
  Federal Income Tax                               (259,335)
                                                   ---------
  Total Operating Expenses                           481,623
                                                    --------

Net Income/(Loss)                                  (481,623)

Retained Earnings at beginning of period                   0
                                                    --------
Accumulated Deficit at end of period              $(481,623)
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